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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              AMENDED AND RESTATED
                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  CANMAX, INC.
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                                (Name of Issuer)

                        Common Stock, without par value
                         (Title of Class of Securities)

                                  46026C 10 6
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                                 (CUSIP Number)

   D. Gilbert Friedlander, 5400 Legacy Drive, H3-3A-05, Plano, Texas  75024
                                (214) 605-5489
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 7, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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CUSIP NO. 46026C 10 6                                         PAGE 2 OF 6 PAGES
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- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ELECTRONIC DATA SYSTEMS CORPORATION                        FEIN  75-2548221
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]
     N/A
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) [_]

     N/A
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6    CITIZENSHIP OR PLACE OR ORGANIZATION

     DELAWARE
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               7    SOLE VOTING POWER

                    265,228
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          N/A
   EACH        -----------------------------------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
  PERSON
   WITH             265,228
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                   N/A
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,228
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
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14   TYPE OF REPORTING PERSON*

     CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 46026C 10 6                                         PAGE 3 OF 6 PAGES
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ITEM 1.   SECURITY AND ISSUER

          Common Stock, without par value, of Canmax, Inc., as Issuer, 150 West Carpenter Freeway, Suite 100, Irving, Texas 75039

ITEM 2.   IDENTITY AND BACKGROUND

          (a) The reporting person is Electronic Data Systems Corporation ("EDS"), a Delaware corporation

          (b) The business address for EDS is 5400 Legacy Drive, Plano, Texas 75024.

          (c) The principal business of EDS is the application of information technology services, including systems development, systems integration, systems management, process management and consulting.

          (d)  No, with respect to all executive officers and directors of EDS

          (e)  No, with respect to all executive officers and directors of EDS

          (f) All executives and officers are United States citizens except Hartmut Burger, who is a German citizen and a resident alien of the United States.

          The executive officers and directors of EDS are:

              NAME & BUSINESS ADDRESS      OCCUPATION
              -----------------------      ----------

              Lester M. Alberthal, Jr.     Chairman of the Board and
              5400 Legacy Drive            Chief Executive Officer of EDS
              Plano, Texas  75024

              James A. Baker, III          Senior Partner
              One Shell Plaza              Baker & Botts, L.L.P.
              910 Louisiana
              Houston, Texas  77002

              Hartmut Burger               Executive Vice President of EDS
              5400 Legacy Drive
              Plano, Texas 75024

              John R. Castle, Jr.          Executive Vice President of EDS
              5400 Legacy Drive
              Plano, Texas  75024

              Richard Cheney               Chairman, President and CEO of
              3600 Lincoln Plaza           Halliburton Company
              500 N. Akard St.
              Dallas, Texas  75201

              Paul J. Chiapparone          Executive Vice President of EDS
              5400 Legacy Drive
              Plano, Texas  75024

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CUSIP NO. 46026C 10 6                                         PAGE 4 OF 6 PAGES
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              NAME & BUSINESS ADDRESS      OCCUPATION
              -----------------------      ----------

              Gary Fernandes               Vice Chairman of EDS
              5400 Legacy Drive
              Plano, Texas  75024

              Joseph M. Grant              Executive Vice President
              5400 Legacy Drive            and Chief Financial Officer of EDS
              Plano, Texas  75024

              Ray J. Groves                part-time Chairman of Legg Mason
              787 Seventh Avenue           Merchant Banking, Inc.
              26th Floor
              New York, New York  10019


              Jeffrey M. Heller            President, Chief Operating Officer
              5400 Legacy Drive            of EDS
              Plano, Texas  75024

              Ray L. Hunt                  Chairman, CEO, President and Director
              Fountain Place               of RRH Corporation and Hunt
              1445 Ross @ Field            Consolidated, Inc.
              Dallas, Texas  75202-2785


              Robert C. Kidder             Chairman and CEO
              180 East Broad Street        Borden, Inc.
              Columbus, Ohio  43215

              Dean Linderman               Executive Vice President of EDS
              5400 Legacy Drive
              Plano, Texas  75024

              G. Stuart Reeves             Executive Vice President of EDS
              5400 Legacy Drive
              Plano, Texas  75024

              Judith Rodin                 President, University of Pennsylvania
              University of Pennsylvania
              Office of the President
              121 College Hall
              Philadelphia, PA.
              19104-6380

              Enrique J. Sosa              Executive Vice President of
              200 E. Randolph Drive        Amoco Corporation
              MC 3000
              Chicago, IL.  60601

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CUSIP NO. 46026C 10 6                                         PAGE 5 OF 6 PAGES
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          EDS acquired the subject securities in exchange for a receivable to EDS in the amount of $1.1 Million.

ITEM 4.   PURPOSE OF TRANSACTION

          The shares in the Company ("Scheduled Shares") were acquired by EDS as an investment for EDS's own account, not as nominee or agent, and not with a view to, or for resale in connection with, any distribution of such shares. 1,145,833 of the Scheduled Shares were acquired on November 15, 1994 by EDS and an additional 180,307 shares were acquired pursuant to a contractual obligation of the issuer, with such number being determined with respect to certain development costs incurred as of December 31, 1994. The Scheduled Shares were subject to a one for five reverse stock split on December 21, 1995, resulting in EDS owning 265,228 shares. EDS periodically evaluates the securities in its investment portfolio in light of market conditions and other factors it deems relevant. From time to time EDS may sell Scheduled Shares (or any other shares acquired as a result of the option and the contractual obligation described below or otherwise) in one or more of the following types of transactions: (a) sales pursuant to Rule 144 under the Securities Act, (b) sales pursuant to a registered public offering, (c) sales to the Company or to any person or group in a private placement of securities.

          (a)  EDS holds an option (filed as an Exhibit A to the original
               Schedule 13D filed by EDS with the SEC on November 25, 1994) to acquire up to 25% of the common stock of the issuer, determined as of the last exercise of such option, at a price per share equal to the lower of (i) 75% of an average closing price over a 60-day period ending on a date selected by EDS not more than 10 trading days prior to the exercise of the option (or if not so traded, at another valuation based on bid and asking process on an over-the-counter market or, in the absence of either of such trading, as determined by the board of directors of the issuer),
               (ii) the average closing price (or, if not traded, the mean of the bid and asked prices) in the 60-day period described in (i) above.

          (b)  Not applicable

          (c)  Not applicable

          (d)  Not applicable

          (e)  Not applicable

          (f)  Not applicable

          (g)  Not applicable

          (h)  Not applicable

          (i)  Not applicable

          (j)  Not applicable
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CUSIP NO. 46026C 10 6                                         PAGE 6 OF 6 PAGES
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) 265,228 shares of Common Stock representing 5.4% of the Common Stock of the Issuer.

          (b) EDS will have the sole power to vote 265,228 shares of Common Stock of the Issuer

          (c)  None

          (d)  Not applicable

          (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A. Amended and Restated Stock Option Agreement and ---------- Registration Rights Agreement, dated November 15, 1994 between Issuer and EDS. (Incorporated by Reference to the Schedule 13D originally filed by EDS with the SEC on November 25, 1994).


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    June 10, 1996
                                        ------------------------------------
                                                         Date



                                           /s/ D. Gilbert Friedlander
                                        ------------------------------------
                                              Signature

                                        D. Gilbert Friedlander,
                                        Senior Vice President of
                                        Electronic Data Systems Corporation
                                        -----------------------------------
                                                Name/Title